Exhibit 21

Subsidiaries of Jefferies Group, Inc.

(excludes certain subsidiaries pursuant to Item 601 of Regulation S-K)

Name	Jurisdiction of Incorporation/Organization
Jefferies & Company, Inc.	Delaware

Corecommodity Management, LLC	Delaware

Jefferies Derivative Products, LLC	Delaware

Jefferies Execution Services, Inc.	California

Jefferies Finance, LLC	Delaware

Jefferies High Yield Trading, LLC	Delaware

Jefferies Bache, LLC	Delaware

Jefferies International Limited	England & Wales

Jefferies Investment Advisers, LLC	Delaware

Jefferies Investment Management Limited	England & Wales

Jefferies Bache Financial Services, Inc.	Delaware

Jefferies Bache Limited	England & Wales

Jefferies Hong Kong Limited	Hong Kong

Jefferies India Private Limited	India

Jefferies (Japan) Limited	Japan

Jefferies LoanCore LLC	Delaware

Jefferies Singapore Limited	Singapore

Jefferies Switzerland Limited	Switzerland

Jefferies Bache (Hong Kong) Limited	Hong Kong